4/16

08001848

82- SUBMISSIONS FACING SHEET

Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gitennes Exploration

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

FILE NO. 82- 04170

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 4/17/08

BEST AVAILABLE COPY

082-04170

RECEIVED

2008 APR 16 P 2:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Gitennes Exploration inc.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

AR/S
12-31-07

Management's Responsibility for Financial Reporting

The consolidated financial statements of Gitennes Exploration Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Jerry D. Blackwell"

Jerry D. Blackwell
President

March 28, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' report

To the Shareholders of Gitennes Exploration Inc.

We have audited the consolidated balance sheets of **Gitennes Exploration Inc.** as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for each of the years in the two year period ended December 31, 2007. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 20, 2008

Gitennes Exploration Inc.

Statement 1

Consolidated Balance Sheets

As at December 31
Canadian Funds

ASSETS		2007		2006
Current				
Cash and cash equivalents	$	2,031,587	$	278,325
Accounts receivable		16,516		262,955
Prepaid expenses		12,887		5,515
		2,060,990		546,795
Mineral Properties *(Note 4)*		4,504,669		3,941,051
Plant and Equipment *(Note 5)*		88,028		62,306
	$	6,653,687	$	4,550,152

LIABILITIES				
Current				
Accounts payable and accrued liabilities *(Note 8)*	$	248,763	$	102,196

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		30,767,181		29,275,281
Contributed Surplus *(Note 6b)*		803,620		657,283
Deficit - *Statement 2*		(25,165,877)		(25,484,608)
		6,404,924		4,447,956
	$	6,653,687	$	4,550,152

Going Concern *(Note 1)*
Commitment *(Note 7)*

ON BEHALF OF THE BOARD:

"Jerry Blackwell", Director
Jerry D. Blackwell

"Ken Booth", Director
Ken Booth

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

For the Years Ended December 31

Canadian Funds

		2007		2006
Expenses				
Audit, accounting, legal and professional fees	$	145,087	$	123,920
Amortization		15,051		14,194
Filing, transfer fees and investor relations		167,155		191,721
Insurance		13,689		17,500
Interest and bank charges		5,149		6,730
Office rent, utilities and miscellaneous		112,543		108,928
Salaries and benefits		286,075		262,960
Stock-based compensation *(Note 6d)*		146,337		-
Travel		28,687		20,628
Loss Before the Under-Noted		(919,773)		(746,581)
Other Income (Expense)				
Foreign exchange gain (loss)		(113,217)		7,853
General exploration		(36,078)		(29,540)
Interest and other income		10,763		14,021
Income from royalty *(Note 4j)*		40,118		421,307
Income from sale of royalty *(Note 4j)*		1,532,614		-
Write-down of mineral properties *(Note 4)*		(195,696)		(413,658)
Net Income (Loss) and Comprehensive Income (Loss) for the Year		318,731		(746,598)
Deficit - beginning of year		(25,484,608)		(24,738,010)
Deficit - End of Year	$	(25,165,877)	$	(25,484,608)
Earnings (Loss) Per Share – Basic	$	0.01	$	(0.02)
Earnings (Loss) Per Share – Diluted	$	0.01	$	(0.02)
Weighted-Average Number of Shares Outstanding – Basic		43,469,091		38,749,779
Weighted-Average Number of Shares Outstanding – Diluted		44,354,233		38,749,779

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Consolidated Statements of Cash Flows

For the Years Ended December 31
Canadian Funds

	2007	2006
Cash Flows from Operating Activities		
Income (loss) for the year	$ 318,731	$ (746,598)
Items not affecting cash		
Amortization	15,051	14,194
Stock-based compensation	146,337	-
Write-down of mineral properties	195,696	413,658
	675,815	(318,746)
Changes in non-cash working capital items		
Accounts receivable	246,439	(244,160)
Prepaid expenses	(7,372)	23,541
Accounts payable and accrued liabilities	(42,280)	41,598
	196,787	(179,021)
	872,602	(497,767)
Cash Flows from Financing Activities		
Net proceeds from issuance of common shares	1,491,900	1,003,205
Cash Flows from Investing Activities		
Mineral properties - net of recoveries	(570,467)	(1,149,579)
Purchase of plant and equipment	(40,773)	(16,269)
	(611,240)	(1,165,848)
Net Increase (Decrease) in Cash and Cash Equivalents	1,753,262	(660,410)
Cash and cash equivalents - beginning of year	278,325	938,735
Cash and Cash Equivalents - End of Year	$ 2,031,587	$ 278,325

Supplemental Schedule of Non-Cash Investing and Financing Transactions		
Increase (decrease) in mineral property accounts payable	$ 188,847	$ (82,216)

- See Accompanying Notes -

Notes to Consolidated Financial Statements

December 31, 2007 and 2006
Canadian Funds

1. Going Concern

The Company, which is considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no ongoing source of revenue, and has cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Gitennes Exploraciones Peru S.A., Oromalqui Gold Corp., Minera Corimalqui S.A. and Compania Minera Seis Rios S.A. All significant inter-company transactions and balances have been eliminated.

b) Foreign Currency Translation

The operations of the Company's subsidiaries are considered integrated foreign operations and are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate prevailing at the balance sheet dates for monetary assets and liabilities, and historical rates for all other items. Translation gains and losses are included in the determination of operating results in the period incurred.

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company's key estimates relate to the recoverability of its mineral property costs and the measurement of stock-based compensation. Actual results could differ from those estimates.

2. **Accounting Policies** - *Continued*

d) Cash and Cash Equivalents

Cash and cash equivalents comprise cash and term deposits maturing within 90 days from the original date of acquisition.

e) Plant and Equipment

Plant and equipment are recorded at cost less accumulated amortization, which is calculated on a declining balance basis at the following annual rates:

Computer equipment - 20%
Furniture and fixtures - 20%
Equipment - 20%

f) Mineral Properties

The costs of acquiring mineral properties and related exploration expenditures are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written down. Option and other payments received are credited against mineral properties. Where such payments exceed the related book value, the excess is included in revenue.

The Company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available in its properties. Senior management regularly reviews the carrying values of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests is in good standing. The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to options being exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not accrued. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information and conditions suggest that there has been impairment, a write-down to the estimated fair value is recorded in the statement of operations.

g) Asset Retirement Obligations

The Company recognizes the liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimate of its ultimate reclamation liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or changes in cost estimates.

2. Accounting Policies - *Continued*

g) Asset Retirement Obligations - *Continued*

Changes in estimates are accounted for prospectively commencing in the period the estimate is revised. The Company is in the exploration stage on its properties and has determined that it has no asset retirement obligations as at December 31, 2007.

h) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.

i) Stock-Based Compensation

The Company measures and recognizes stock-based compensation for all awards of stock options using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate the fair value of stock options at the time of the grant and recognizes the related compensation expense over the vesting period.

j) Income (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to calculate diluted earnings per share, which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

k) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby the income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The change in the net future tax asset or liability is included in income in the current year. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

l) Financial Instruments

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the classification, recognition and measurement of financial instruments and hedges in the financial statements and the inclusion of other comprehensive income. The Company adopted these new standards with no material affect on these financial statements and with no effect on prior periods.

2. Accounting Policies - *Continued*

m) Accounting Changes

During the year, the Company adopted the recommendations of CICA Handbook Section 1506, *Accounting Changes*. This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA Handbook Section 1506. This Section also requires disclosure of new accounting pronouncements which have been issued but have not yet become effective.

n) Recent Canadian Generally Accepted Accounting Principles Pronouncements

Section 1535 – *Capital Disclosures*. This Section requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes of managing capital. These recommendations are effective for the Company's annual reporting period beginning, January 1, 2008. This new standard is not expected to have a material effect on the Company's financial statements or on its results of operations.

Sections 3862 and 3863 – *Financial Instruments – Disclosures and Presentation*. These Sections require disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. These recommendations are effective for the Company's annual reporting period beginning, January 1, 2008. Disclosure of the measurement basis used and the criteria used to determine classification for different types of instruments is also required.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value, unless otherwise noted. At December 31, 2007, the Company held currency totalling US$299,400, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollars. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

4. Mineral Properties

a) Details of mineral property activities:

	Peru						Canada	
	Tucumachay	Urumalqui	La Chivona	Titimina	TotoRoko	Other	Red	Total
December 31, 2006	$ 2,788,351	$ 800,985	$ 184,719	$ 78,675	$ 7,399	$ 80,922	$ -	$ 3,941,051
Acquisition costs	-	-	-	-	-	-	-	-
Deferred expenditures								
Administration	2,505	329	-	54	17	921	-	3,826
Assays	806	1,296	-	119	6,640	-	-	8,861
Consulting geology	28,548	26,992	-	4,943	119,653	338	-	180,474
Domicile	4,826	3,479	-	-	82,898	-	-	91,203
Drilling	-	-	-	-	200,098	-	-	200,098
Environmental and social license	3,540	5,152	-	-	27,594	-	-	36,286
Geophysics	-	-	-	-	41,155	-	-	41,155
Government taxes	8,673	8,255	1,753	1,875	66,713	381	-	107,650
Tenure	19,064	10,338	9,224	10,017	10,423	14,249	-	73,315
Topographic survey	-	-	-	-	16,446	-	-	16,446
Total expenditures for the year	67,962	55,841	10,977	17,008	591,637	15,889	-	759,314
Write-off of mineral properties	-	-	(195,696)	-	-	-	-	(195,696)
December 31, 2007	$ 2,856,313	$ 856,826	$ -	$ 95,683	$ 599,036	$ 96,811	$ -	$ 4,504,669

4. Mineral Properties - *Continued*

a) Details of mineral property activities: - *Continued*

	Peru						Canada	
	Tucumachay	Urumalqui	La Chivona	Titimina	TotoRoko	Other	Red	Total
December 31, 2005	$ 1,826,335	$ 788,755	$ 171,338	$ 27,767	$ -	$ 62,099	$ 411,052	$ 3,287,346
Acquisition costs	-	-	-	-	-	-	-	-
Deferred expenditures								
Administration	11,889	-	-	-	-	-	-	11,889
Assays	73,089	177	-	3,860	-	-	-	77,126
Consulting geology	185,628	4,219	1,790	20,169	-	-	2,606	214,412
Domicile	244,897	541	-	8,365	-	-	-	253,803
Drilling	258,949	-	-	-	-	-	-	258,949
Environmental and social license	10,573	4,380	-	-	-	-	-	14,953
Geophysics	28,839	-	-	7,009	-	-	-	35,848
Government taxes	144,599	2,913	2,163	2,872	1,182	1,743	-	155,472
Tenure	3,553	-	9,428	8,633	6,217	17,080	-	44,911
Topographic survey								
Total expenditures for the year	962,016	12,230	13,381	50,908	7,399	18,823	2,606	1,067,363
Write-off of mineral properties	-	-	-	-	-	-	(413,658)	(413,658)
December 31, 2006	$ 2,788,351	$ 800,985	$ 184,719	$ 78,675	$ 7,399	$ 80,922	$ -	$ 3,941,051

4. Mineral Properties - *Continued*

b) Cumulative mineral costs are as follows:

	Acquisition	Exploration	2007	2006
Peru				
Tucumachay	$ 400,000	$ 2,456,313	$ 2,856,313	$ 2,788,351
Urumalqui	87,329	769,497	856,826	800,985
La Chivona	-	-	-	184,719
Titimina	9,456	86,227	95,683	78,675
TotoRoko	-	599,036	599,036	7,399
Other	-	96,811	96,811	80,922
Canada				
Red, B.C.	-	-	-	-
	$ 496,785	$ 4,007,884	$ 4,504,669	$ 3,941,051

c) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company acquired an option to earn a 100% interest in the Tucumachay property by issuing 1,000,000 shares to Inmet (issued) and incurring total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred). The Company has served notice that it has earned a 100% interest in the property, and Inmet has acknowledged that the Company has met its earn-in expenditure requirements.

Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

d) Urumalqui, Peru

The Company owns a 100% interest in the Urumalqui project, which is situated in north-central Peru.

e) La Chivona, Peru

The Company acquired, by staking, the La Chivona property near the coastal city of Chiclayo. As the Company has no current plans to explore the property in the coming year, it has written its carrying value down to a nominal value. The Company intends to maintain the claims in good standing, and may in future return to further explore the property.

f) Titimina, Peru

The Company has acquired, by staking, the Titimina property adjacent in part to the Tucumachay property.

g) TotoRoko, Peru

The Company has acquired a 100% interest in the TotoRoko property in the State of Arequipa, Peru.

4. Mineral Properties - *Continued*

h) Red, B.C., Canada

On July 12, 2006, the Company returned the property to the optionors and wrote off all expenditures incurred on the property.

i) Other Properties

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

j) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter return royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the current year, the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value
Computer equipment	$ 96,364	$ 72,298	$ 24,066	$ 19,103
Furniture and fixtures	74,162	56,967	17,195	21,493
Equipment	76,174	29,407	46,767	21,710
	$ 246,720	$ 158,692	$ 88,028	$ 62,306

6. Share Capital

a) Details of share capital are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

	2007			2006		
	Shares		Amount	Shares		Amount
Balance - beginning of year	41,579,231	$	29,275,281	37,329,231	$	28,272,076
Private placement *(i)*	-		-	4,250,000		1,062,500
Issuance costs	-		-	-		(59,295)
Exercise of stock options	900,000		135,000	-		-
Exercise of warrants	4,523,000		1,356,900	-		-
Balance - end of year	47,002, 231	$	30,767,181	41,579,231	$	29,275,281

(i) On August, 31, 2006, the Company completed a private placement financing of 4,250,000 units at a price of $0.25 per unit, for gross proceeds of $1,062,500. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $0.30 until August 31, 2007. The Company paid cash commissions totalling $40,950, legal costs of $18,345, and issued 273,000 broker warrants in connection with the offering.

b) Contributed Surplus

Details are as follows:

		2007		2006
Balance - beginning of year	$	657,283	$	657,283
Stock-based compensation *(Note 6d)*		146,337		-
Balance - end of year	$	803,620	$	657,283

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers for up to 4,800,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

6. Share Capital - *Continued*

c) Stock Options - *Continued*

During the years ended December 31, the change in stock options outstanding was as follows:

	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Balance – beginning of year	3,905,000	$ 0.54	3,905,000	$ 0.54
Granted	605,000	$ 0.27	-	$ -
Exercised	(900,000)	$ 0.15	-	$ -
Expired	(115,000)	$ 0.37	-	$ -
Balance – end of year	3,495,000	$ 0.60	3,905,000	$ 0.54

Details of the stock options outstanding at December 31 are as follows:

2007	2006	Exercise Price	Expiry Date
-	900,000	$ 0.15	October 2, 2007
370,000	370,000	$ 2.80	March 31, 2008
500,000	520,000	$ 0.13	May 4, 2008
690,000	730,000	$ 0.355	April 21, 2009
180,000	180,000	$ 0.40	July 21, 2009
470,000	525,000	$ 0.47	April 1, 2010
80,000	80,000	$ 0.30	November 10, 2010
400,000	400,000	$ 0.40	March 12, 2011
55,000	-	$ 0.41	August 30, 2012
200,000	200,000	$ 0.47	March 18, 2015
550,000	-	$ 0.26	June 5, 2017
3,495,000	3,905,000		

All options outstanding at December 31, 2007 have vested.

The weighted average exercise price of the stock options outstanding at December 31, 2007 is $0.60 and the weighted average remaining contract life of the options is 3.12 years.

d) Stock-Based Compensation

During the year, the Company issued stock options, which vested immediately, to its directors, officers and employees and recognized stock-based compensation as follows:

	2007	2006
Total options granted	605,000	-
Average exercise price	$ 0.27	$ -
Estimated fair value of compensation	$ 146,337	$ -
Estimated fair value per option	$ 0.24	$ -

6. **Share Capital** – *Continued*

d) **Stock-Based Compensation** - *Continued*

The fair value of the stock-based compensation recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2007	2006
Risk-free interest rate	4.50%	-
Expected dividend yield	0.00%	-
Expected stock price volatility	98.16%	-
Expected option life in years	9.55	-

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

e) **Warrants**

	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Balance – beginning of year	7,146,500	$ 0.37	4,459,710	$ 0.52
Granted	-	$ -	4,523,000	$ 0.30
Exercised	(4,523,000)	$ 0.30	-	$ -
Expired	(2,623,500)	$ 0.50	(1,836,210)	$ 0.55
Balance – end of year	-	$ -	7,146,500	$ 0.37

At December 31, the following warrants were outstanding:

2007	2006	Exercise Price	Expiry Date
-	2,500,000	$ 0.50	June 4, 2007
-	123,500	$ 0.50	June 4, 2007
-	4,250,000	$ 0.30	August 31, 2007
-	273,000	$ 0.30	August 31, 2007
-	7,146,500		

7. Commitment

The Company has an agreement to lease office space until October 31, 2010, with a net annual lease commitment of approximately $24,000.

8. Related Party Transactions

During the year, the Company incurred $25,113 (2006 - $39,408) in legal fees and disbursements paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $2,935 (2006 - $3,170) payable to this firm.

The Company also paid $60,942 in geological and administrative consulting fees to a director.

During 2006, the Company received advances totalling $94,000 from certain directors and officers. These unsecured advances carried interest at prime plus 2%, were without fixed terms of repayment, and were repaid in full during the year. A total of $2,508 in interest was paid to the lenders.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which for the interest is based on the rate agreed to by the lenders and the board of directors, and for the legal fees is based on the same rates that the law firm charges its other clients.

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the years ended December 31 are as follows:

	2007	2006
Income (loss) before income taxes for accounting purposes	$ 318,731	$ (746,598)
Adjustments for differences between accounting and taxable income:		
Amortization	5,891	5,565
Stock-based compensation	146,337	-
Resource property costs written off	224,327	413,658
Unrealized foreign exchange loss	108,660	-
Non-deductible and other items	(46,844)	(9,749)
Consolidated loss for tax purposes	757,102	(337,124)
Tax rate	34.1%	34.1%
Expected tax expense (recovery) for the year	258,172	(114,959)
Increase (decrease) in taxes due to:		
Foreign income at different tax rates	9,636	9,173
Application of loss carry-forwards	(331,793)	-
Current valuation allowance	63,985	105,786
Tax expense (recovery) for the year	$ -	$ -

9. Income Taxes - *Continued*

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31 are as follows:

	2007	2006
Non-capital loss carry-forwards	$ 1,190,926	$ 1,722,904
Mineral property expenditures	1,497,703	1,491,194
Plant and equipment	51,711	69,131
Other	26,865	26,865
	2,767,205	3,310,094
Valuation allowance	(2,767,205)	(3,310,094)
	$ -	$ -

As at December 31, 2007, the Company had non-capital tax losses carried forward available to reduce future prescribed taxable income in Canada as follows:

Year of Expiry	
2012	$ 296,000
2013	122,000
Total	$ 418,000

The Company has Canadian exploration expenditures of approximately $4,392,000 that may be carried forward indefinitely. The Company also has losses of approximately $3,513,000 available in Peru, which expire four years after the attainment of profitable commercial operations in Peru. All loss carry-forwards and deductible exploration expenditures are subject to final determination by tax authorities.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

2007	Revenue	Plant and Equipment	Mineral Properties
Canada	$ 1,577,512	$ 41,261	$ -
Peru	5,983	46,767	4,504,669
Total	$ 1,583,495	$ 88,028	$ 4,504,669

2006	Revenue	Plant and Equipment	Mineral Properties
Canada	$ 421,307	$ 40,596	$ -
Peru	14,021	21,710	3,941,051
Total	$ 435,328	$ 62,306	$ 3,941,051

Corporate Information

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President & Director
Kerry Spong	Chief Financial Officer
James R. Foster	Vice-President
Lyle R. Hepburn	Director & Corporate Secretary
Edmund T. Kimura	Director
Kenneth D. Booth	Director
Victor A. Tanaka	Director

SHARES LISTED

TSX Exchange
Symbol: GIT

CAPITALIZATION

As at December 31, 2007

Shares Authorized:	Unlimited
Issued Capital:	47,002,231

LEGAL COUNSEL

Beach Hepburn, LLP
Toronto, Ontario

EXECUTIVE OFFICE

2390 – 1055 West Hastings St.
Vancouver, B.C. V6E 2E9
Canada

Tel:	604-682-7970
Fax:	604-608-9014
Website:	www.gitennes.com

IN PERU

Gitennes Exploraciones Perú
Miraflores, Lima
Tel: 511-242-4065

TRANSFER AGENT

Computershare Investor Services Inc.
Toronto, Ontario

AUDITORS

PricewaterhouseCoopers
Vancouver, British Columbia

The consolidated financial statements for the year ended December 31, 2007 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting those quarters in which the Company has realized revenues from royalties or the sale of assets, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual MD&A, a copy of which will be provided to any interested parties upon request.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com.

Cautionary Note

This document contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future supply, demand, inventory, production and price of minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of minerals; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this document and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values. At December 31, 2007 the Company held US$299,400 that is exposed to currency risks that might result from fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2007, the Company's certifying officers, being the President and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of December 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws and that material information was accumulated and communicated to management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109– *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators. These internal controls over financial reporting have been established as at December 31, 2006. There have been no changes in these controls during fiscal year 2007 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The Company has a fixed stock option plan. As at December 31, 2007, there were 3,495,000 stock options granted to directors, officers and employees of the Company and its affiliates as follows:

2007	2006	Exercise Price	Expiry Date
-	900,000	$0.15	October 2, 2007
370,000	370,000	$2.80	March 31, 2008
500,000	520,000	$0.13	May 4, 2008
690,000	730,000	$0.355	April 21, 2009
180,000	180,000	$0.40	July 21, 2009
470,000	525,000	$0.47	April 1, 2010
80,000	80,000	$0.30	November 10, 2010
400,000	400,000	$0.40	March 12, 2011
55,000	-	$0.41	August 30, 2012
200,000	200,000	$0.47	March 18, 2015
550,000	-	$0.26	June 5, 2017
3,495,000	3,905,000		

At December 31, 2007, warrants to purchase the following shares were outstanding:

2007	2006	Exercise Price	Expiry Date
-	2,500,000	$0.50	June 4, 2007
-	123,500	$0.50	June 4, 2007
-	4,250,000	$0.30	August 31, 2007
-	273,000	$0.30	August 31, 2007
-	7,146,500		

Critical Accounting Estimates

Stock-based Compensation

The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation. The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

Changes in Accounting Policies

Financial Instruments

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the classification, recognition and measurement of financial instruments and hedges in the financial statements and the inclusion of other comprehensive income. The Company adopted these new standards with no material affect on these financial statements and with no effect on prior periods.

Accounting Changes

During the year, the Company adopted the recommendations of CICA Handbook Section 1506, *Accounting Changes*. This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors, replacing former CICA Handbook Section 1506. This Section also requires disclosure of new accounting pronouncements that have been issued but have not yet become effective.

Liquidity

The Company's cash and cash equivalents increased by $1,753,262 during the year, which is due to the cash provided by operating activities and financing exceeding the cash used in investing activities for the year. During the year, the Company received proceeds of $1,532,614 from the sale of its Virgen royalty interest and received $1,491,900 from the exercise of options and warrants. As at December 31, 2007, cash and cash equivalents totalled $2,031,587 compared to $278,325 at December 31, 2006. Working capital as at December 31, 2007 totalled $1,812,227 compared to working capital of $444,599 at December 31, 2006.

Capital Resources

As at the date hereof, the Company has met the current terms of its option agreements and, given the proceeds from the sale of its royalty interest (see "*Results of Operations*"), considers its capital resources to be sufficient to meet its operating overhead for the ensuing year.

The Company has a five-year operating lease for its office premises and storage space in Vancouver that expires on October 31, 2010. The current monthly fee is $2,034 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,120 per month on a rental agreement that is renewed semi-annually.

Fourth Quarter

The Company reported a loss during the fourth quarter of $362,856 or $0.01 per share. The current fourth quarter loss compares to a net income of $250,649 or $0.01 per share in the fourth quarter of 2006. The significant variances in these fourth quarter results are a $195,696 write-down of mineral properties in 2007 and royalty income of $421,307 in 2006. After factoring in these items, the quarterly loss of 2007 is relatively consistent with that of 2006. Mineral property expenditures for the quarter were $456,515 compared to $402,587 in the fourth quarter of 2006.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements at December 31, 2007 or at the date hereof.

Transactions with Related Parties

During the year ended December 31, 2007, the Company incurred $25,113 (2006 - $39,408) in legal fees paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $2,935 (2006 - $3,170) payable to this firm. In addition, the Company paid $60,492 in geological and administrative consulting fees to a director during the year.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of December 31, 2007 and the date hereof, the number of issued and outstanding common shares was 47,002,231 (50,497,231 on a diluted basis), which compares to issued and outstanding shares as of December 31, 2006 of 41,579,231 (52,630,731 on a diluted basis). During the year, the Company issued 605,000 stock options and had 115,000 stock options and 2,623,500 share purchase warrants expire. During the year, the Company issued 5,423,000 shares upon the exercise of 4,523,000 warrants and 900,000 options.

Titimina Property

The Company has staked a 3,800 hectare property adjacent to the western and northern portions of the Tucumachay property. Titimina covers extensions to the same geological formations that host mineralization at Tucumachay. Several showings have been found on the Titimina property, the most important of which is the Alpha zinc target, consisting of a large area of carbonate-hosted zinc – lead – silver mineralization. During the year ending December 31, 2006 and through the period ending September 30, 2007, the Company completed geological mapping, surface sampling and four lines of induced polarization geophysical surveys. Results are favourable and suggest additional work, including drilling, is warranted. Cumulative expenditures to December 31, 2007 are $95,683.

Urumalqui Property

The Company's 100%-held Urumalqui property is a silver-gold prospect situated in north-central Perú. The property was explored during 2003 and 2004 in joint venture with Meridian Gold Inc., which withdrew from the venture June 17, 2005. Work at the time included geophysical and geological surveys and two diamond drill programmes. During the year ending December 31, 2007 the Company continued its programmes of community consultation, engaged a geologist to work full-time on the project, and undertook a detailed review of the project. The review recommended that the Company advance the property through a programme of core drilling and metallurgical tests. The recommended work commenced in January 2008 with a programme of 12 core holes totalling 2,433 metres. Cumulative expenditures to December 31, 2007 are $856,826.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There has been minimal exploration activity on the property since 2004, and the Company has written this property down ($195,696) to a nominal value.

Virgen Royalty

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the year ending December 31, 2007 the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company sold its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

Other Properties

The Company has staked and conducted preliminary exploration of various 100%-owned prospective mineral claims located in Perú. Total costs as at December 31, 2007 are $96,811.

The Company granted 605,000 stock options during the year and recorded stock-based compensation of $146,337. There were no grants of stock options in 2006.

General exploration expenses fluctuate from year to year depending upon the time spent by employees and consultants on project development and reconnaissance, which is a function of the status of the Company's own resource properties. Project generation costs have remained relatively consistent for the years reported.

Due to the recent sale of the Virgen royalty, the Company had a large balance of U.S. cash on hand during the year. With the weakening U.S. dollar, the Company recorded a foreign exchange loss of $113,217 for the year.

The royalty income and the income from the sale of the royalty were not applicable in the comparative years (see "*Properties – Virgen Royalty*").

Properties

The Company has four mineral projects in Perú. Work is supervised by either J. Blackwell, P.Geo., Alvaro Fernandez-Baca, P.Geo., or J. Foster, P.Geo., qualified persons as defined in National Instrument 43-101. Selected expenditure information on the Company's main projects is as follows:

TotoRoko Property

The Company has a 100% interest in a 5,000-hectare property in southern Perú. The property covers a new discovery of copper-silver-gold mineralization within Jurassic-aged volcanic, sedimentary and intrusive rocks. The Company's activities during the year ending December 31, 2007 included community consultations, environmental assessments, mapping, prospecting, geophysical surveys and 1,138 metres of core drilling in seven holes. Drilling was hampered by hard, highly fractured rocks and poor drill performance. Overall drill results are inconclusive, however the last hole intersected 0.78% copper over a core length of 29.65 metres, suggesting that continued drilling is warranted. Additional work was undertaken during January and February 2008, and further drilling is planned. Cumulative expenditures to December 31, 2007 are $599,036.

Tucumachay Property

The Tucumachay property is located in the Andes Mountains of central Perú. On June 30, 2004 the Company signed a letter-of-intent with Inmet (the "Tucumachay Agreement"), under the terms of which the Company had an option to earn a 100% interest in the property. During the year ending December 31, 2006, the Company served notice that it had earned a 100% interest in the property, and Inmet has acknowledged that Gitennes has met its earn-in expenditure requirements. Inmet now has the option to regain a 60% interest in the property by spending three times the amount of the Company's investment. Inmet's option must be decided upon once the Company has drilled 12,000 metres.

During the year ended December 31, 2006 and continuing during the first quarter of the year ending December 31, 2007 the Company completed both reconnaissance and grid soil geochemical and rock sampling programmes, IP and VLF-EM grid geophysical surveys, and three drill programmes totalling 38 core holes and 28 reverse circulation holes. Total metres drilled stand at 5,294 metres. Results continue to be favourable and indicate the occurrence of a near-surface zone of mineralization in the La Nariz area that warrants continued exploration. The Company maintains a minimal camp at the site, is continuing its environmental assessments of the property and region, and is active in several local community initiatives and community consultation. The Company has reduced its overall level of activity at the property while it endeavours to renegotiate its agreement with Inmet.

Cumulative exploration expenditures to December 31, 2007 are $2,856,313. This total includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

The Company has no ongoing source of operating revenue. In addition to the normal expenses associated with its exploration and administrative activities, the Company had certain infrequent or non-recurring transactions that produced significant variances in its operating results.

During the quarter ended December 31, 2006, the Company received and accrued income from the Virgen royalty (see "*Properties – Virgen Royalty*") of $421,307. The Company accrued an additional $40,118 in net royalty income during the quarter ended March 31, 2007, in which it also recorded income from the sale of the royalty in the amount of $1,532,614. The loss for the quarter ended June 30, 2007 was affected by a foreign exchange loss of $94,250, which resulted from the effects of a weakening U.S. dollar on a significant balance of U.S. cash held due to the sale of the royalty. The Company also recorded $129,292 in stock-based compensation during this quarter. For the quarter ended September 30, 2007, the Company experienced foreign exchange losses of $31,545 and incurred higher investor relations cost due to various new initiatives in this area. During the fourth quarter of 2007, the Company experienced foreign exchange gains of $38,495, due primarily to the weakening of the US dollar against the Peruvian sole, and wrote off $195,696 in costs relating to the La Chivona property. During the quarter ended June 30, 2006, the Company recorded a write-down of $413,658 upon abandoning the Red property. Expenses for the first and second quarters are traditionally higher than for the other quarters due to the costs of the Company's annual filings, preparation of annual general meeting materials, and increased shareholder information costs, which are not experienced in the other quarters.

After factoring in the effect of the royalty income and other non-recurring items, which are an inherent part of the mineral exploration industry, all other operating results remain reasonably consistent among the quarters presented.

Results of Operations

Expenses

A summary of the Company's significant income and expense items for the three most recent fiscal years follows:

		2007		2006		2005
Audit, accounting, legal and professional fees	$	145,087	$	123,920	$	142,887
Filing, transfer fees and investor relations	$	167,155	$	191,721	$	240,123
Office rent, utilities and miscellaneous	$	112,543	$	108,928	$	112,242
Salaries and benefits	$	286,075	$	262,960	$	248,790
Stock-based compensation	$	146,337	$	-	$	305,929
Write-down of mineral properties	$	195,696	$	413,658	$	322,660
General exploration	$	36,078	$	29,540	$	31,257
Foreign exchange loss (gain)	$	113,217	$	(7,853)	$	10,376
Income from royalty	$	40,118	$	421,307	$	
Income from sale of royalty	$	1,532,614	$	-	$	

Audit, accounting, legal and professional fees for 2007 increased relative to those of the prior year's period due mostly to an increase in audit costs and some additional legal work relating to statutory filings.

Filing, transfer fees and investor relations expenses were higher in 2006 due to increased investor relations programme initiatives and promotional expenses that were incurred in the previous year, which were not experienced to the same degree in the current year.

Office rent, utilities and miscellaneous costs for the year ended December 31, 2007 are consistent with the prior years.

Salaries and benefits can vary depending upon the amount of time allocated for certain employees between exploration projects and general and administrative duties. For the year ended December 31, 2007, salaries and benefits were slightly higher compared with the prior period due to additional salaries being charged to the investor relations area in the current period.

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to December 31, 2007 were $4,504,669, which is up from the cumulative balance of $3,941,051 as at December 31, 2006. The increase for the year includes current additions of $759,314 in expenditures, less a write-down of $195,696 attributed to the La Chivona property. Expenditures of $591,637 were incurred on the TotoRoko property (see *"Results of Operations"*).

The Company recognized royalty income of $40,118 and income from the sale of the Virgen royalty of $1,532,614 during the year. The Company reported net income of $318,731 for the year ended December 31, 2007, which compares to a loss of $746,598 for the year ended December 31, 2006 (see *"Results of Operations"*).

Selected Annual Information

The following table summarizes selected financial data for the Company for each of the three most recent fiscal years. The information herein is prepared in accordance with Canadian generally accepted accounting principles:

	Years Ended December 31		
	2007	2006	2005
Total assets	$6,653,687	$4,550,152	$4,334,163
Cash and cash equivalents	$2,031,587	$278,325	$938,735
Current assets	$2,060,990	$546,795	$986,586
Cumulative resource property expenses	$4,504,669	$3,941,051	$3,287,346
Current liabilities	$248,763	$102,196	$142,814
Long term liabilities	-	-	-
Total shareholders' equity	$6,404,924	$4,447,956	$4,191,349
General and administrative expenses	$919,773	$746,581	$1,108,116
Stock-based compensation	$146,337	-	$305,92
Income from royalty	$40,118	$421,307	
Income from sale of royalty	$1,532,614	-	-
Write-off of exploration costs	$195,696	$413,658	$322,660
Net income (loss) from continuing operations	$318,731	$(746,598)	$(1,449,498)
Basic and diluted earnings (loss) per share	$0.01	$(0.02)	$(0.04)

Financial Data for the Last Eight Quarters

Quarter Ended	Dec 31 2007	Sept 30 2007	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sept 30 2006	Jun 30 2006	Mar 31 2006
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loss before the under-noted	$(205,655)	$(212,929)	$(189,934)	$(190,233)	$(179,032)	$(159,577)	$(204,905)	$(218,586)
Stock-based compensation	-	(17,045)	(129,292)	-	-	-	-	-
Foreign exchange	38,495	(31,545)	(94,250)	(25,917)	8,374	4,786	(3,245)	2,062
Write-down of mineral properties	(195,696)	-	-	-	-	-	(413,658)	-
Income from royalty	-	-	-	40,118	421,307	-	-	-
Income from sale of royalty	-	-	-	1,532,614	-	-	-	-
Income (loss) for the quarter	$(362,856)	$(261,519)	$(413,476)	$1,356,582	$ 250,649	$(154,791)	$(621,808)	$(220,648)
Income (loss) per share – basic	$ 0.01	$ (0.01)	$ (0.01)	$ 0.03	$ 0.01	$ (0.00)	$ (0.02)	$ (0.01)
Income (loss) per share – diluted	$ 0.01	$ (0.01)	$ (0.01)	$ 0.03	$ 0.01	$ (0.00)	$ (0.02)	$ (0.01)

GITENNES EXPLORATION INC.

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2007

March 28, 2008

This Annual Management Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2007. Consequently, the information set forth below should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including the audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2007, can be found filed on SEDAR at www.sedar.com.

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Perú and Canada. The Company acquires properties directly by staking and through option agreements with prospectors or other exploration companies. The Company also develops new projects through reconnaissance programmes and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Overview

The Company's primary focus is the exploration for gold, silver, copper, and zinc deposits. During the year ended December 31, 2007 the Company undertook a field programme at the TotoRoko project located in southern Perú, which included 1,138 metres of core drilling in seven holes. TotoRoko was acquired during 2006 and 2007 for its copper, silver and gold potential. During the same period the Company undertook a detailed review of its Urumalqui silver-gold project in northern Peru. As a result of the recommendations from this review the Company resumed drilling at the site in January 2008.

During the year ended December 31, 2006, and continuing through the first quarter of the year ending December 31, 2007, the Company undertook a major field programme at the Tucumachay project in Central Perú, which included 38 core drill holes and 28 reverse circulation drill holes. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet"). The Company also explored its 100%-owned Titimina Property, located in the same belt as Tucumachay.

During the year ended December 31, 2006, the Company was informed by the operator of the mine at La Virgen that gold production had exceeded 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% NSR Royalty became effective, to be paid every six months. The Company sold its interest in the royalty on February 6, 2007 for US$1,500,000.

During the year and to the date hereof, the Company issued the following news releases:

March 4, 2008	Gitennes Intersects Urumalqui Silver-Gold Vein at depth
January 30, 2008	Gitennes Reports Copper At TotoRoko, Starts Drilling At Urumalqui
November 13, 2007	Gitennes Exploration - Update On TotoRoko Drilling
September 19, 2007	Gitennes Reports On TotoRoko Geophysics And Results
September 6, 2007	Gitennes – Update
July 30, 2007	Gitennes' TotoRoko Copper-Silver-Gold Project – Update
May 15, 2007	Peru Exploration & Royalty Update
April 16, 2007	Gitennes Update on Peru Copper-Silver Project
February 21, 2007	Gitennes Exploration – Tucumachay, TotoRoko & Royalty Updates
February 9, 2007	Gitennes to Sell Royalty Interest for US$1,500,000

Gitennes Exploration Inc.

GITENNES TOTOROKO PROPERTY – NEW RESULTS POINT TO ADDITIONAL DRILLING

Vancouver, April 1, 2008: Gitennes Exploration Inc. (TSX-GIT) is pleased to advise that a detailed report on its 100%-owned TotoRoko Property has been filed on SEDAR. The report, title "TECHNICAL REPORT on the TOTOROKO PROJECT, Department of Arequipa, Perú" was authored by Alvaro Fernández-Baca, P.Geo. and James R. Foster, P.Geo., two experienced geologists in the employ of Gitennes.

Included within the report are the results of a multi-element Mobile Metal Ion ("MMI") survey completed over the area of the Cantaña structure and the "Northern IP Anomaly". In December 2007 Gitennes drilled one core hole on the Cantaña structure, aimed to test some high-grade silver and gold results obtained from surface rock-chip sampling. The hole encountered a wider-than-expected zone of argillic-altered, strongly oxidised breccia that began at a down-hole depth of 28.50 metres. The main Cantaña quartz structure was hit at a depth of 48.55 metres and continued, with varying degrees of fracturing and brecciation, down to 99 metres (50.45 metres of core length, or 35.7 metres true width). This deeper quartz-rich structure is accompanied by moderate sericite alteration and locally heavy pyrite with minor local chalcopyrite and other unidentified fine-grained metallic minerals. The Cantaña structure contains evidence of multiple brecciation events evidenced by cemented brecciated quartz clasts, such that it must have been the focus of several hydrothermal pulses or repeated fault movements, or both.

Despite the attractive-looking core, the rocks returned low grades with the highest assay results coming from a 1.45-metre sample of vein material, with 0.75 g/t Au and 8.9 g/t Ag. Pyrite and galena occur as minor minerals in this interval. All other samples taken from the vein and from the fault zone yielded less than 60 ppb gold and less than 4.9 g/t silver. Copper numbers of up to 0.2 % copper are coincident with traces of fine-grained sulphide minerals, as is zinc (up to 0.26% Zn) and lead (up to 0.19% Pb).

The Cantaña hole did not test the Northern IP anomaly. Due to the poor development of soils in the area, the presence of transported colluvium, and the dry desert-like conditions that characterize the climate for most of the year, MMI was thought to be a more effective soil geochemical technique than conventional soil sampling. MMI is a technique pioneered in Australia that targets metals that are weakly bonded onto the outer surfaces of soil, gravel and sand. The "soil samples" are not sieved and analysed by conventional destructive processes, instead weak reagents are used to take these surface ions into solution, which can then be analysed .

A total of 182 MMI samples were collected by Gitennes geologists in January 2008 along eight survey lines oblique to stratigraphy but crossing the Cantaña structure. The aim of the survey was to identify possible deep-sourced geochemical anomalies over the northern IP anomaly that may not have been picked up by conventional soil geochemistry methods. A test line parallel to the Lomas Orcco zone was completed in order to see the strength of an MMI response associated to mineralization in this area (TR07-07 which intersected 0.75% copper over a core length of 29.65 metres, including 5.35 metres at 3.90% copper).

Results show very strongly anomalous copper (up to 28,400 ppb), silver (up to 2,120 ppb), gold (up to 56.3 ppb) and lead (up to 37,100 ppb) values associated to the Cantaña structure and to another north-south trending structure to the east, with copper responses similar to those obtained on the Lomas Orcco test line. Sampling of outcrops in this area revealed no significant copper values, and only minor copper was encountered in drill hole TR07-01. It is possible that the MMI method may be outlining a deep copper target. The eastern MMI copper anomaly is unexplained and is not associated to any surface copper mineralization, but is centered upon another north-trending lineament.

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-608-9014
email: info@gitennes.com website: www.gitennes.com

The writers of the Technical Report note that the exploration done in 2006 focussed primarily on bedding-parallel copper zones. Second priority targets were the structurally-controlled north trending Cantaña and Lomas Orcco zones. The results from TR07-01 and TR07-07, coupled with follow-up exploration such as the MMI survey, show that these north-trending structures are equal to, or perhaps of greater exploration significance, than the original primary target. They also noted that the 2007 geophysical survey was not optimally oriented (north-northeast) or spaced (at 200 metres apart) for these north-trending structures, with only three lines obliquely crossing either the Cantaña or the Lomas Orcco structures. Closer spaced lines oriented east-west are more suitable to test these targets.

Fernández-Baca and Foster recommend that future exploration at TotoRoko includes:

1. Additional IP surveys are done on east-west survey lines over the north part of the Cantaña structure and adjacent anomalous areas eastwards to the Lomas Orcco structure.

2. Expansion of the detailed mapping area and additional petrographic studies of the alteration zones.

3. Completing drill hole TR07-07 to its target depth. Follow-up drill holes should also be completed in step-outs towards the south of TR07-07 along the north-south structure defining the mineralization.

4. Drilling three deep holes near the Cantaña structure to test the MMI and the coincident chargeability anomaly.

5. Drilling two shallow holes in the untested Jala Orcco zone.

Gitennes is pleased by the results of the MMI programme at TotoRoko. Representatives of the Company are currently re-visiting communities in the project area to explain our near-term plans, which will include following the recommended exploration programmes.

Exploration at TotoRoko has been under the supervision of Alvaro Fernandez-Baca, P.Geo. and James Foster, P.Geo. Samples collected for MMI are delivered to SGS Laboratories Limited in Lima; analyses is done at the SGS Laboratories in Canada Further information on MMI may be found by accessing http://www.geochem.sgs.com/met_mobile_metal_ions_geochem. Other analytical services and fire assays are provided by ALS Chemex Laboratories in Lima. The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

The full text of the Technical Report is available in the company profile section on SEDAR (http://www.sedar.com/DisplayProfile.do?lang=EN&issuerType=03&issuerNo=00003914)

Plan maps of the MMI results are available on the Company's website at www.gitennes.com.

Jerry Blackwell, President

GITENNES INTERSECTS URUMALQUI SILVER - GOLD VEIN AT DEPTH

- **Mineralization extended to southeast and to depth**
- **Grades and widths remain strong**
- **Large zone of strong alteration with disseminated mineralization found at deeper levels**

Vancouver, March 4, 2008: Gitennes Exploration Inc (TSX-GIT) is pleased to report significant silver and gold intercepts from the ongoing drilling programme at its 100%-owned Urumalqui project in north central Perú.

Six new holes have been completed, with results received for the first five, and drilling continues. All of the holes reported here test the main Urumalqui Vein structure deeper at its southeastern end. Drilling shows that while the vein is narrow on surface (1 metre), it thickens with depth. Significant vein intercepts from the current programme include:

Drill Hole Number	From ... to... (metres)	Core length & True width (metres)		Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver Equivalent (oz/ton)
URU08-36	60.15 - 62.15	2.00	1.53	493.0	3.05	645.5	20.8
URU08-37	170.00 - 180.00	10.00	6.46	108.9	0.48	132.9	4.3
URU08-38	88.20 - 90.95	2.75	2.11	84.9	2.02	185.9	6.0
Including	89.05 - 89.50	0.45	0.41	39.0	5.75		
URU08-39	254.50 - 257.90	3.40	2.60	104.1	1.18	163.2	5.2
URU08-40	181.00 - 193.00	12.00	8.85	141.0	0.49	165.5	5.3

Silver equivalent is calculated using a ratio of 50:1. The Company has not undertaken metallurgical tests to determine the recovery of gold and silver. Therefore the silver equivalents values stated here assume a recovery of 100%.

Vein widths and the silver and gold grades reported are comparable or higher than those from previous drill programmes. The intercepts in the southeastern portion of the Urumalqui vein show that the structure remains open at depth and along strike to the southeast. At depth the Urumalqui vein maintains both continuity and grade and remains a relatively simple quartz-andularia vein with only rare traces of sulphide minerals. These deeper intersections have significantly increased the project's resource potential. The Urumalqui vein has now been traced by drilling over a strike length of 1,400 metres and has been intersected to depths of over 200 metres below surface.

As reported previously by the company (November 20th, 2003), a mineralized gold halo surrounds the main Urumalqui vein. Deeper drilling during this latest programme has found that the width and strength of this "gold envelope" mineralization increases at depth, with significantly higher silver grades than previously identified. Recently completed holes URU08-39 and URU08-40 intersected the Urumalqui vein and its envelope at deeper levels from surface than previously encountered by the Company.

Drill Hole Number	From ... to... (metres)	Width (metres)	Gold (g/t)	Silver (g/t)
URU08-39	235.00 - 295.60 (E.O.H.)	60.60	0.30	26.0
URU08-40	174.00 - 205.30 (E.O.H.)	31.30	0.41	64.2

Gold and silver mineralization in the gold envelope in holes URU08-39 and URU08-40 is accompanied by locally strong chlorite-pyrite alteration with zones of moderate silicification. The holes ended in mineralization and the zone remains open in all directions. This zone of alteration is first observed in hole URU08-39 at a depth of 144 metres (hangingwall to the vein) and is more pervasive from 235 metres downwards, with remarkably consistent low-grade gold and silver mineralization.

Company geologists suspect that the zone is "evolving" at depth into a larger hydrothermal system that is not epithermal in nature and pre-dates the veins that have been the target of our drilling to date. It is interesting to note that a comparable style of gold mineralization was encountered in drill holes (2004) from the Mariscala vein, located one kilometre west. The intervening area has not been drilled.

Hole locations: Hole URU08-36 was collared 60 metres north-northwest of hole URU04-29 (2.2 metres @ 149.29 g/t Ag) at an inclination of -45°. The vein was cut at a vertical depth of 48.5 metres below surface. This hole, together with URU08-37 and URU08-38, was aimed at testing the continuity of the vein between hole URU04-29, the most southeasterly hole drilled to date, and hole URU04-16 (1.4 metres @ 296.4 g/t Ag), collared 250 metres to the northwest.

Hole URU08-37 was collared 80 metres west-southwest of hole URU08-36 at an inclination of -55°. The vein was cut at a vertical depth of 157 metres below surface. The hole was aimed at testing the continuity of the vein progressively towards the northwest from hole URU04-29.

Hole URU08-38 was collared 45 metres closer towards the vein than URU08-37 at an inclination of -55°. It aimed to cut the vein at a shallower depth than URU08-37 in order to test the continuity of mineralization along the plane of the vein. It cut the vein at a vertical depth of 78 metres below surface.

Hole URU08-39 was collared 189 metres west-southwest of hole URU04-38 and aimed to cut the vein in between earlier holes URU04-30 (1.03 metres @ 135 g/t Ag) and URU03-13 (2.83 metres @ 237.60 g/t Ag), spaced 100 metres apart. URU08-39 was drilled at an azimuth of 023° and an inclination of -45°. The vein was cut at a vertical depth of 207 metres below surface, the deepest vein intercept to date.

Hole URU08-40 was collared 100 metres northwest of hole URU08-39 and 30 metres behind hole URU03-13 (2.83 metres @ 237.60 g/t Ag) along the same section. The aim was to undercut hole URU03-13 to test the vein's grade and thickness continuity at depth. The hole was drilled at an inclination of -50°. The vein was intersected at a vertical depth of 158 metres below surface.

Drilling at Urumalqui is under the supervision of Alvaro Fernandez-Baca, P.Geo. Analytical services and fire assays are provided by ALS Chemex Laboratories in Lima. The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

Analytical data from the gold envelope, an updated drill plan and a longitudinal section has been posted to our website at www.gitennes.com/Projects/Urumalqui.

Jerry Blackwell, President

Gitennes Exploration Inc.

GITENNES REPORTS COPPER AT TOTOROKO, STARTS DRILLING AT URUMALQUI

Vancouver, January 30, 2008; Gitennes Exploration Inc (TSX-GIT) is pleased to update shareholders on its on-going copper, silver and gold exploration projects situated in Peru.

At its 100%-owned TotoRoko Project, located in southern Peru, the company completed 1000 metres of core drilling in seven holes. The highlight was hole TR07-07 which returned:

From....to (metres)	Core length (metres)	% Copper	Silver (g/t)
33.55 – 63.20	29.65	0.78%	5.1
Incl. 54.00 – 59.35	5.35	**3.9 %**	22.1

Hole TR07-07 was collared on the north flank of Cerro Lomas Orjo in an area of highly altered and locally well-mineralized volcanic rocks. The hole was located based upon the geology of the zone; there is no induced polarization (IP) anomaly present. The entire hole (133.3 metres) was within variably altered and mineralized rocks, with the upper 63 metres being of interest. This interval, from 11.2 to 63.20 metres, returned an average grade of 0.47% copper.

Secondary copper mineralization occurs as both oxide (malachite and chrysocolla) and sulphide (chalcocite and bornite). Within the highest grade interval, massive chalcocite and disseminated bornite were observed.

Other results: Drill hole TR07-01 was collared to test the Cantaña silver-gold vein structure, 1,100 metres northwest of hole 7. The hole encountered an unexpected wide zone of intense fracturing, silicification, alteration and quartz-carbonate veining over a core length of 113 metres (true width estimated to be 60 metres). Traces of galena, tetrahedrite and pyrite were noted in core, though grades are subeconomic. The strength of the Cantaña structure, which has been traced over a length of 800 metres, was an unexpected, positive development. The Company's geologists have recently returned to the property and completed a series of soil geochemical sampling profiles (MMI - Mobile Metal Ions) across the zone in order to further test this target which coincides with a large, unexplained IP anomaly.

Drill holes TR07-02 to 06 were located on the principal target, Cerro Totorcco, 1,190 metres west of hole 7. Drilling difficulties were encountered, and only two of the five holes reached their intended target (a sheet-like IP anomaly approximately 150 to 200 metres below surface). Drilling encountered thick zones of highly silicified and fractured volcanic rocks as well as abundant intrusive porphyry dykes, and the drill was unable to complete the holes as intended. The two deepest holes, TR07-03 and 04, intersected a corridor of dense porphyry dyke swarming. Thin screens of pyritic tuff and highly altered, copper-bearing rocks are present, suggesting that the zone was present, but is now extensively "diluted" by post-mineral dykes. Examples of the mineralization that was encountered in Cerro Totorcco include:

Hole TR07-02: 10.5 metres (from 36.00 to 46.50 metres) with 0.40% Cu; and
Hole TR07-06: 4.55 metres (from 24.40 to 28.95 metres) with 0.25% Cu.

Since completing the December drill programme, crews have returned to TotoRoko to complete the MMI sampling and to scout additional drill sites. Additional work is planned later in 2008, once the road access in the region is assured. Current weather in this area of Peru is unusually rainy, a condition that may last into April.

Work at TotoRoko is supervised by A. Fernandez-Baca (P.Geo). Analytical services are provided by ALS Chemex in Lima, Peru, check analyses by CIMM Peru S.A.

Suite 2390 – 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-608-9014
email: info@gitennes.com website: www.gitennes.com

Urumalqui

A diamond drill programme is underway at the 100% owned Urumalqui Property in northern Peru. Urumalqui is a low-sulphidation epithermal vein prospect. The property was drilled twice previously (2003-early 2004) by the Company, returning favourable intercepts of silver and gold mineralization.

The Company has undertaken an internal review of the project. A Peruvian geologist with many years experience in this type of deposit was engaged to help steer the exploration towards attaining enough technical information to complete a resource estimate and undertake a preliminary economic scoping study. The recommended programme of diamond drilling (minimum 2,000 metres), underground sampling, and metallurgical testing has been accepted and is now underway.

The initial objective at Urumalqui is to block-out a 1,000-metre long segment of the main vein to a depth of 200 metres below surface. Previous drilling, most of which is within 100 metres of surface, suggested that a weighted average grade of 6.49 ounces per tonne silver and 1.68 g/t gold may be realized over an average vein width of 3.70 metres (based upon 17 holes of 23 holes drilled, reported following).

DDH	True Width	Au g/t	Ag oz/t	oz Ag/t Eq.*
URU03-01	7.09	1.54	3.60	**6.08**
URU03-03	3.11	2.91	5.76	**10.44**
URU03-04	2.12	1.83	3.73	**6.67**
URU03-05	2.45	2.28	6.10	**9.77**
URU03-06	2.37	1.40	10.74	**12.99**
URU03-07	4.06	4.58	6.30	**13.66**
URU03-08	2.48	0.31	9.12	**9.62**
URU03-09	8.48	2.01	6.80	**10.03**
URU03-13	2.83	0.83	7.64	**8.97**
URU03-14	1.60	0.88	11.60	**13.01**
URU03-15	8.03	1.09	4.31	**6.06**
URU03-16	1.41	1.17	9.53	**11.41**
URU04-29	2.20	2.04	4.80	**8.08**
URU04-30	1.03	1.18	4.34	**6.24**
URU04-32	2.30	2.84	6.26	**10.83**
URU04-33	3.42	1.31	9.43	**11.54**
URU04-35	1.00	0.90	4.15	**5.60**
* AgEq calculated using a gold price of $700/ounce and silver price of $14/ounce. AgEq(oz)=Ag(oz)+Au(oz)*50				

It is hoped that the new holes will extend the higher grade portions of the vein further to the southeast and to depth, resulting in a significant improvement to the project's potential.

The technical information in this release has been reviewed by J. Blackwell (P.Geo), a Qualified Person as defined by National Instrument 43-101.

For further information visit our website at www.gitennes.com, or contact:

Jerry Blackwell, President

END